                                                                                                                                                                                                                 EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

Net Income	$123	$106	$248	$224

Add:
Provision for income taxes	64	49	121	104

Deduct:
Equity in profit of partnerships	(1)	(1)	(3)	(2)

Profit before taxes(1)	$186	$154	$366	$326

Fixed charges:
Interest on borrowed funds	$279	$258	$549	$491
Rentals at computed interest (2)	2	2	3	3

Total fixed charges	$281	$260	$552	$494

Profit before taxes plus fixed charges	$467	$414	$918	$820

Ratio of profit before taxes plus fixed charges to fixed charges	1.66	1.59	1.66	1.66

(1) Profit before taxes excludes equity in profit of partnerships.

(2) Those portions of rent expense that are representative of interest cost.